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                               March 25, 2021

       Bhargava Marepally
       Chief Executive Officer
       StoneBridge Acquisition Corp.
       One World Trade Center
       Suite 8500
       New York, NY 10007

                                                        Re: StoneBridge
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253641

       Dear Mr. Marepally:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       The Offering, page 7

   1. We note your disclosure that you will have 24 months from the closing of the initial public offering to
consummate your initial business combination. Please clarify, if true, that you may amend your
organizational documents to extend your business combination deadline. If there are
reasons why you cannot or will not seek shareholder approval to extend such deadline,
please state so. Please add similar clarification elsewhere in your filing where you
describe the deadline.
       Risk Factors, page 22

   2. Please add a risk factor describing the risk that the low acquisition cost of the founder
 Bhargava Marepally
StoneBridge Acquisition Corp.
March 25, 2021
Page 2
         shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameBhargava Marepally                          Sincerely,
Comapany NameStoneBridge Acquisition Corp.
                                                              Division of
Corporation Finance
March 25, 2021 Page 2                                         Office of Finance
FirstName LastName